

Mail Stop 3561

April 5, 2010

Via U.S. Mail

Tom Hamilton
Managing Director
BCAP LLP
745 Seventy Avenue
New York, NY 10019

> **Re: BCAP LLC**
> **Registration Statement on Form S-3**
> **Filed March 12, 2010**
> **File No. 333-165440**

Dear Mr. Hamilton:

We have limited our review of your filing to those issues we have addressed in our comments. Please note that all page references below correspond to the marked version of the filing provided by counsel. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Prospectus

Cover Page

1. We note your disclosure that the trust assets may consist of "mortgage-backed or asset-backed securities or collateralized mortgage obligations." Please confirm that

you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed or asset-backed securities and/or collateralized mortgage obligations in any series.

2. In light of the possible inclusion of collateralized mortgage obligations within the pool, tell us how this offering will meet the definition of "asset-backed security" under Regulation AB.

General

3. Further, advise us and revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190 with respect to any collateralized mortgage obligations you anticipate including the in pool. Your response should include a specific discussion of how you plan to present information regarding collateralized mortgage obligations in future prospectus supplements.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. We note in various sections of the base prospectus your statements that the trust funds will consist of "certain other assets as described in this prospectus and in the related prospectus supplement" and "any other assets as described in the related prospectus supplement." Please revise the entire base prospectus to describe all assets, credit enhancement or other structural features reasonably contemplated to be included in an actual takedown. Similarly, revise to describe the "other types of arrangements" you refer to in the third paragraph under the heading "Derivative Products" on page 110.

Residential Loans, page 61

5. We note your disclosure in the third sentence under the heading "Underwriting Standards" that the related prospectus supplement will describe the underwriting criteria generally used to originate the residential loans. Please revise to disclose the material terms of the underwriting criteria here.

Shelf Certificates Prospectus Supplement

Summary, page 8

6. Please revise to include a form of flow of funds chart here and in the Shelf Notes
    Prospectus Supplement.

Shelf Notes Prospectus Supplement

Summary, page 23

7. We note your statement under the subheading "Important Covenants of
    Noteholders" that noteholders, by accepting a note, agree not to institute or join in
    any bankruptcy, reorganization or other insolvency or similar proceeding against
    the servicer, the master servicer or the issuing entity. Please remove this language.
    It is not appropriate to attempt to limit investor rights in this way.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
  in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Edward E. Gainor
       Fax: (202) 373-6379